Exhibit 99.1

FOR IMMEDIATE RELEASE                                           4 November 2002



                              WPP GROUP PLC ("WPP")


           WPP acquires 25% interest in Shanghai Advertising in China



WPP announces that it has agreed to acquire a 25% interest in Shanghai Advertising Agency Company Limited ("Shanghai Advertising"), a major full-service advertising agency in Shanghai, China.

Shanghai Advertising, one of the top 10 advertising agencies in China, was established early in China's advertising history by Shanghai East Best International Group Co. Ltd, who will continue to hold 50% of the equity, the remaining 25% being acquired by Hakuhodo Inc.

Shanghai Advertising holds 50% of the equity in Shanghai Hakuhodo Advertising Limited and 49% of the equity in Shanghai Ogilvy & Mather Advertising Limited.

Shanghai Advertising reported billings of RMB 199 million for the year ended 31 December 2001 and had net assets of RMB 59 million at that date.

The investment in Shanghai Advertising continues WPP's strategy of expanding its networks in fast-growing sectors and important markets.


For further information, please contact:

Feona McEwan, WPP        44-20 7408 2204
www.wpp.com
www.ogilvy.com